SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH May, 2012
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S.A. (BM&FBovespa: TAMM4 and NYSE: TAM), in compliance with article 12 of Instruction of the Securities and Exchange Commission ("CVM") No. 358/02, as amended, hereby informs its shareholders and the market in general that on May 29, 2012, it received the following statement from Credit Suisse shareholder.

ANNOUNCEMENT TO THE MARKET

Dear Sirs,

In response to provisions in Article 12 of CVM Instruction #358/02, and in accordance with CMN Resolution #2,689/00, we announce the acquisition of relevant participation by the Acquirer (qualified below) in common shares issued by Tam S.A. (respectively “Shares” and “Company "), as follows:

•         On May 28, 2012, the Acquirer obtained 64,500 shares of the Company (equivalent to approximately 0.1156% of total Shares) ("Acquisition").

•             With the Acquisition, the Acquirer, which on May 25, 2012 had an amount of 2,736,640 Shares (equivalent to approximately 4.9029% of total Shares), on May 28, 2012, came to held 2,801,140 Shares (equivalent to approximately 5.0185% of total Shares).

I. Name and qualification of the Acquirer:

•         The investment portfolio (CMN Resolution 2689) of Credit Suisse International, a company headquartered at One Cabot Square, E14 4QJ, London, United Kingdom, CNPJ/MF (Corporate Taxpayer Registry) #05.508.895/0001-93, represented in Brazil by Credit Suisse (Brazil) Distribuidora de Títulos e Valores Imobiliários S.A., a company headquartered in São Paulo, State of São Paulo at Av. Brigadeiro Faria Lima, 13° e 14° andares (part), under CNPJ/MF No. 30.121.792/0001-13 ("DTVM") ("Acquirer").

II. Purpose of participation and intended amount, if that is the case including the Acquirer's statement that the Acquisition does not aim to change the composition of the control or the managerial structure of the Company:

•         According to this DTVM, the acquisition does not aim at changing the composition of control or managerial structure of the Company.

III. Number of shares, subscription bonuses and rights for subscription of shares and options to purchase shares by type and class that have been already directly or indirectly held by the Acquirer or a person related to it:

•         This DTVM is aware that on May 28, 2012, (i) the Investment Bank Credit Suisse (Brazil) S.A., based in São Paulo, State of São Paulo at Faria Lima Av. Brigadeiro Faria Lima, 13° e 14° andares (part), under CNPJ/MF No. 33.987.793/0001-33, had 1,524 Shares (equivalent to approximately 0.0027% of total Shares); (ii) the aforementioned, Credit Suisse Investments (Brazil) S.A. had 83,008 Shares (equivalent to approximately 0.1487% of total Shares); and Credit Suisse Equity Fund Investment Shares, an investment fund managed by the aforementioned Investment Bank Credit Suisse (Brazil) S.A. had 96,702 Shares (equivalent to approximately 0,1732% of total Shares).

•         This DTVM is also aware that on May 28, 2012, (i) the aforementioned Investment Bank Credit Suisse (Brazil) S.A., had 40,900 preferred shares of Tam S.A (“Preferred Shares”) (equivalent to approximately 0.0406% of the total Preferred Shares); (ii) the aforementioned Credit Suisse Equity Fund Shares had 1,500 Preferred Shares (equivalent to approximately 0.0015% of the total Preferred Shares); (iii) the aforementioned Credit Suisse Equity Fund Multimarket had 5,900 Preferred Shares (equivalent to approximately 0.0059% of the total Preferred Shares), (iv) the investment portfolio (CMN Resolution no. 2,689/00) of Credit Suisse Securities (Europe) Limited, a company headquartered at One Cabot Square, E14 4QJ, London, United Kingdom, under CNPJ/MF #09.255.004/0001-95, represented by Credit Suisse (Brazil) S.A. Brokerage House Securities, a company headquartered in São Paulo, State of São Paulo, at Av. Brigadeiro Faria Lima, 13° e 14° andares (part), had 52,832 Preferred Shares (equivalent to approximately 0,0524% of the total Preferred Shares); and (v) the Acquirer had 4,339,222 Preferred Shares (equivalent to approximately 4.3024% of the total Preferred Shares).

•         Except as noted above, this DTVM is not aware that the Acquirer or persons related to it, have, at this time, shares, subscription bonuses, subscription rights and/or options for purchasing shares issued by the Company.

IV. Number of debentures convertible into shares that had been already held, directly or indirectly, by the Acquirer or persons related to it, stating the amount of Shares subject to possible conversion. By type and class:

•         This DTVM does not have and has no knowledge that people related to the Company have any debentures convertible in shares issued by the Company.

V. Indication of any agreement or contract regulating the exercise of voting rights or the buying and selling of securities issued by the Company.

•         This DTVM is not part of any agreement of this sort.

Finally, we request you to arrange for the immediate transmission of information in this communication to the Securities and Exchange Commission - CVM and to BM&FBOVESPA S.A. – Stock Market, Commodities and Futures, according to article 12, §6, of CVM Instruction #358/02.

We are at your disposal for any other questions.

Yours sincerely,

CREDIT SUISSE (BRASIL DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS S.A.

Alexandre Saltans Mauro B. de Oliveira

Líbano Miranda Barroso

Director of Investor Relations

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 31, 2012

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.